D. Boral Capital LLC

590 Madison Avenue,

New York, NY 10022

September 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Miluna Acquisition Corp (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-289973

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representative of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:30 p.m., Eastern time, on September 30, 2025, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Hunter Taubman Fischer & Li LLC, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representative of the several underwriters, has complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

D. Boral Capital LLC

By:	/s/ Gaurav Verma
Name:	Gaurav Verma
Title:	Co-Head of Investment Banking